Exhibit 4.9
COMPEX TECHNOLOGIES, INC.
NON-INCENTIVE STOCK OPTION AGREEMENT
          THIS AGREEMENT, made this first day of July, 2003, by and between Compex Technologies, Inc., a Minnesota corporation (“the Company”), and Jerry Rice (“Consultant”).
          WHEREAS, the Company wishes to grant this stock option to Consultant in consideration of the services of the Consultant pursuant to that certain Letter Agreement between the Company and Consultant dated as of June 12, 2003.
          NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto hereby agree as follows:
          1. Grant of Option
          The Company hereby grants to Consultant, on the date set forth above, the right and option (hereinafter called “the option”) to purchase all or any part of an aggregate of 30,000 shares of Common Stock, $.10 par value, at the price of $4.68 per share on the terms and conditions set forth herein. This option is not intended to be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).
          2. Duration and Exercisability
          (a) Except as provided in paragraph 3 below, this option shall be exercisable on the date hereof, and for the remainder of the term of this option, with respect to 10,000 shares, and shall become exercisable with respect to an additional, cumulative 10,000 shares on July 1, 2004, and to an additional cumulative 10,000 shares on July 1, 2005 all of which shall remain exercisable for the remainder of the term of this option. This option shall terminate in all events on July 1, 2006.
          (b) During the lifetime of Consultant, the option shall be exercisable only by Consultant and shall not be assignable or transferable by Consultant, other than by will or the laws of descent and distribution.
          3. Effect of Termination of Consulting Agreement. Consultant is receiving this option in consideration of services to be performed under that certain Consulting Agreement dated as of June 12, 2003 (“Consulting Agreement”). In the event that the Consulting Agreement shall be terminated for any reason, Consultant shall have the right to exercise the option at any time within one year after such termination to the extent of the full number of shares Consultant was entitled to purchase under the option on the date of termination, subject to the condition that no option shall be exercisable after the expiration of the term of the option.
          4. Manner of Exercise. The option can be exercised only by Consultant or other proper party by delivering within the option period written notice to the Company at its principal office. The notice shall state the number of shares as to which the option is being exercised and be accompanied by payment in full by check (bank check, certified check or personal check), of the option price for all shares designated in the notice.

          5. Miscellaneous
          (a) This Agreement shall not confer on Consultant any right independent of the Consulting Agreement with respect to consulting services, or payment for consulting services, from the Company or any of its subsidiaries, nor will it interfere in any way with the right of the Company to terminate such Consulting Agreement in accordance with its terms. Consultant shall have none of the rights of a shareholder with respect to shares subject to this option until such shares shall have been issued to Consultant upon exercise of this option.
          (b) The exercise of all or any part of this option shall only be effective at such time that the sale of Common Stock pursuant to such exercise will not violate any state or federal securities or other laws.
          (c) If Consultant exercises all or any portion of the option subsequent to any change in the number or character of the Common Stock of the Company (through merger, consolidation, reorganization, recapitalization, stock dividend, stock split or otherwise), Consultant shall then receive for the aggregate price paid by Consultant on such exercise of the option, the number and type of securities or other consideration which Consultant would have received if such option had been exercised prior to the event changing the number or character of outstanding shares.
          (d) The Company shall at all times during the term of the option reserve and keep available such number of shares as will be sufficient to satisfy the requirements of this Agreement.
          (e) In order to provide the Company with the opportunity to claim the benefit of any income tax deduction which may be available to it upon the exercise of the option, and in order to comply with all applicable federal or state income tax laws or regulations, the Company may take such action as it deems appropriate to insure that, if necessary, all applicable federal or state payroll, withholding, income or other taxes are withheld or collected from Consultant.
          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

COMPEX TECHNOLOGIES, INC.

By	/s/ Dan W. Gladney

Its: Chief Executive Officer

/s/ Jerry Rice

Consultant